Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
INVESTOR CONFERENCE CALL Q4/YEAR END — MONDAY FEBRUARY 9, 2009
Randgold Resources CEO Mark Bristow will be hosting a conference call to coincide with the release of the fourth quarter/year end results to end December 2008.
Date: Monday February 9, 2009
Time: 08:00 Pacific * 11:00 Eastern * 16:00 GMT * 17:00 Central Europe * 18:00 SA

*	The PowerPoint presentation will be available on the website from 11:30 GMT.
DIAL-IN NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1-866 519 5086
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
Hong Kong — Toll-free +800 966 421
Australia — Toll-free 1-800 350 100
South Africa — Toll 011 535 3600, Toll-free 0800 200 648
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please let us know.
(Please ensure that your direct line is free at this time to allow full participation in the conference call)
PLAYBACK — (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA/Canada — Toll 1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa — Toll 011 305 2030
TRANSCRIPT
Please advise us by e-mail or fax, with your details, if you would like to be sent a copy of the transcript of the conference call.
REPLY
Please indicate whether you would like to participate in the conference call by replying to email: randgoldresources@dpapr.com. For any queries contact Kathy du Plessis on +44 20 7557 7738.
I wish to participate: (Yes)                         (No)
- Call me to set up the call on my phone: (Yes)                         (No)
My direct telephone number is:
- I will call in myself and quote “Randgold Resources” : (Yes)                         (No)

RELEASE
The Q4 results will be released electronically on Monday February 9, 2009 at 07:00 GMT when the full results will also be published on the website.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
RANDGOLD RESOURCES INVESTOR & MEDIA RELATIONS
Kathy du Plessis
randgoldresources@dpapr.com
Tel/Mobile +44 20 7557 7738
Fax +27 11 728 2547
www.randgoldresources.com